Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 10 DATED MAY 27, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004 which superseded and replaced all prior supplements to the Prospectus. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a two-story office building containing approximately 251,000 rentable square feet in Westborough, Massachusetts; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of May 26, 2004, we had received aggregate gross offering proceeds of approximately $164.1 million from the sale of approximately 16.4 million shares in our initial public offering. After payment of approximately $3.3 million in acquisition fees, payment of approximately $15.4 million in selling commissions and dealer manager fees and $3.3 million in other organization and offering expenses, as of May 26, 2004, we had raised aggregate net offering proceeds of approximately $142.1 million.

Acquisition of 9 Technology Drive Building

On May 27, 2004, we purchased a two-story office building containing approximately 251,000 rentable square feet (the “9 Technology Drive Building”). The 9 Technology Drive Building is located on an approximate 16.6-acre parcel of land at 9 Technology Drive in Westborough, Massachusetts. The purchase price of the 9 Technology Drive Building was approximately $47.6 million, plus closing costs. The acquisition was funded with net proceeds raised from this offering and with the proceeds from our $350 million line of credit with Bank of America, N.A. The 9 Technology Drive Building was purchased from Gateway Sherwood, Inc., which is not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The 9 Technology Drive Building, which was completed in 1992, is 100% leased to EMC Corporation (“EMC”). EMC, a company whose shares are publicly traded on the New York Stock Exchange (“NYSE”), is a world leader in products, services and solutions for information storage and management. EMC reported a net worth, as of March 31, 2004, of approximately $11.1 billion. The current aggregate annualized base rent payable under the EMC lease, which expires in 2012, is approximately $4.0 million. EMC has the right, at its option, to extend the initial term of its lease for two additional five-year periods.

Wells Management Company, Inc., an affiliate of our Advisor, will manage the 9 Technology Drive Building. We do not intend to make significant renovations or improvements to the 9 Technology Drive Building in the near term. We believe that the 9 Technology Drive Building is adequately insured.

Indebtedness

Following the acquisition of the 9 Technology Drive Building, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 45%. Following the acquisition, borrowings under our $350 million credit facility were approximately $98.7 million, and we had approximately $3.9 million in remaining capacity based on the value of our borrowing base properties.